Exhibit 16.1



June 23, 1998

Pyrocap International Corporation
15010 Farm Creek Drive, Suite 102
Woodbridge, VA  22191

                  Re:  Form 8-K - Change of Auditors

Ladies and Gentlemen:

This letter is to set forth our concurrence with the information contained in
Item 4 of Form 8-K, dated June 22, 1998, regarding the circumstances of our dismissal as the independent auditors for Pyrocap International Corporation ("Pyrocap").

It was mutually agreed that, due to Friedman & Fuller's new relationship with American Express Tax and Business Services, it would no longer be appropriate for Friedman & Fuller to continue as the independent auditors for Pyrocap. There were no disagreements with regard to accounting principles, financial reporting, or any other matter.

Very truly yours,

FRIEDMAN & FULLER, P.C.



/s/ G. Stephen Fuller
_______________________
G. Stephen Fuller